Derek Cromwell · 3rd

Prepps

Human Intelligence Professional at United States Marine Corps

Meriden, Connecticut, United States ·

Contact info

332 connections

Message

More

Experience

Prepps Partner/Co-Owner

Prepps · Full-time

Jan 2021 – Present · 7 mos

Prepps is an education focused social media platform designed to empower students by facilitating meaningful connections between them and colleges. Prepps urges young people to engage in a career focused mindset while also providing the opportunity to learn about the years in front of them. ...see more

Prepps Logo.jpg

United States Marine Corps

16 yrs 9 mos

Human Intelligence Professional

Full-time

Jan 2010 – Present · 11 yrs 7 mos

-Responsible for conducting Human Intelligence Operations. Human Intelligence Operations entail the establishment of valuable human relationships which are meant to be fostered into long term and enduring connections, beneficia ...see more

Marine
Full-time
Nov 2004 – Present · 16 yrs 9 mos

Instructor
Full-time
Aug 2018 – Aug 2020 · 2 yrs 1 mo
Virginia Beach, Virginia, United States

-Responsible for developing, implementing, and instructing a modernized training curriculum for one of the most in-demand Military Occupational Specialties (MOS) in the Marine Corps. ...see more

Lead Recruiter
Full-time
Jan 2014 – Aug 2018 · 4 yrs 8 mos
Waterbury, Connecticut, United States

-Designated as the 'Officer in Charge' for two separate locations, leading 15 Marines, and responsible for the identification, screening, and recruitment of over 500 future Marines. ...see more

Show fewer roles

Interests

Bloomberg News
3,700,486 followers

American Educational R
23,525 members

NAACP
47,639 followers

Duke University - The Fu
68,755 followers

Marine Corps Executives
10,544 members

Sacred Heart Greenwich
1,312 followers

See all